Investview, Inc.

234 Industrial Way West, Suite A202

Eatontown, NJ 07724

Phone: (732) 889-4300

December 28, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	Investview, Inc.
Registration Statement on Form S-1
Filed December 17, 2020
File No. 333-251432

Ladies and Gentlemen:

Investview, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Wednesday, December 30, 2020, at 4:00 p.m. (Eastern) or the earliest practicable date and time thereafter.

If you have any questions respecting the foregoing, please contact Kevin Timken of Michael Best & Friedrich, LLP, the Registrant’s legal counsel, at (801) 924-4124.

Sincerely,

INVESTVIEW, INC.

/s/ Joseph Cammarata
Joseph Cammarata
Chief Executive Officer